EXHIBIT 1

For Immediate Release
BCE announces 7.7% common share dividend increase for 2011 and
$750 million voluntary pension contribution
Clear path established towards goal of achieving a surplus position in Bell Canada’s defined benefit pension plan by the end of 2014
MONTRÉAL, December 10, 2010 — BCE Inc. (TSX, NYSE: BCE) today announced a 7.7% increase in its annual common share dividend to $1.97 per share for 2011, and plans to accelerate funding of future pension obligations through a voluntary prepayment in December 2010 in the amount of $750 million to Bell Canada’s defined benefit pension plan from cash on hand.
“Bell continues its strong track record as a dividend growth company, delivering increasing returns to our shareholders in a consistent and financially sustainable manner,” said George Cope, President and CEO of BCE and Bell Canada. “The dividend increase reflects our confidence in delivering continued earnings growth and strong cash flow as we accelerate the execution of Bell’s 5 Strategic Imperatives. Substantial ongoing cash flow generation and ample liquidity provide us with the financial flexibility to reward shareholders and maintain a strong balance sheet — while continuing our significant investments in broadband networks and other strategic business initiatives to enhance our competitive position.”
Today’s announcement represents BCE’s sixth increase to the annual common share dividend in the past two years. With this increase, BCE’s annual common share dividend has increased by 35% since the fourth quarter of 2008.
The BCE annual common share dividend will increase by 7.7% to $1.97 per share, effective with BCE’s Q1 2011 dividend payable on April 15, 2011 to shareholders of record at the close of business on March 15, 2011. This increase maintains BCE’s payout ratio conservatively within its policy range of 65% to 75% of Adjusted EPS.
“The special voluntary pension contribution that we are making systematically addresses our solvency deficit situation in a permanent and comprehensive way by paving a clear path to a surplus position in Bell’s defined benefit pension plan,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “Moreover, an approximate 1% increase in discount rates over the next few years, together with reduced normal course annual funding requirements brought about by the special contribution, is expected to effectively eliminate Bell’s pension plan deficit in 2014. This will further strengthen our credit profile, improve our cash flow generation and enhance the security of pension benefits for all of Bell’s retirees and employees in our defined benefit pension plan, while supporting our objective to return more cash to shareholders.”
BCE will make the $750 million payment to Bell Canada’s defined benefit pension plan from cash on hand. This contribution will take place prior to year-end 2010 and is fully tax deductible, leading to higher Adjusted EPS and lower free cash flow as indicated in our updated 2010 outlook below. As a result of the $750 million special pension contribution, we expect free cash flow will improve in 2011 through a combination of cash tax savings and lower pension funding payments, which together represent close to a 50% payback. This is comprised of cash tax savings of around $190 million in early 2011 and an approximate $170 million decrease in Bell’s

2011 pension cash funding requirement net of financing costs. Bell’s below EBITDA pension expense is also expected to improve in 2011 as a result of the special pension contribution, resulting in Adjusted EPS accretion, net of financing costs, of approximately $0.03 per share.
Updated 2010 outlook
As a result of the $750 million special pension contribution, BCE updates its financial guidance for 2010 as follows:

	Guidance	Guidance	November 4	December 10
2010 Guidance	February 4	August 5	Expectation	Expectation
Bell (i)
Revenue Growth	1% - 2%	2% - 3%	On track	On track
EBITDA Growth (ii)	2% - 4%	No change	On track	On track
Capital Intensity	≤16%	No change	On track	On track
BCE
Adjusted EPS	$2.65 - $2.75	$2.75 - $2.80	On track	$2.80 - $2.85
Adjusted EPS Growth	6% - 10%	10% - 12%	On track	12% - 14%
Free Cash Flow (iii)	$2.0 B - $2.2 B	No change	On track	$1.25 B - $1.45 B

(i)	Bell’s 2010 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.

(ii)	The most comparable Canadian GAAP financial measure is operating income. For 2010, Bell expects EBITDA growth of 2% to 4%. This range reflects expected Bell operating income of approximately $2,900 million to $3,100 million.

(iii)	The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2010, BCE expects to generate free cash flow in the range of $1,250 million to $1,450 million after a $750 million special contribution to Bell Canada’s defined benefit pension plan. This amount reflects expected BCE cash flows from operating activities of $4,650 million to $4,850 million.
BCE will provide its 2011 financial outlook on February 10, 2011.
Incentive plan
As disclosed in BCE’s 2010 Management Proxy Circular, restricted share units granted to senior management on December 22, 2008 will vest on December 21, 2010. George Cope, President and CEO of BCE and Bell Canada, has advised the Board of Directors of BCE Inc. that he has elected to receive 100% of his restricted share units in deferred share units, which will only be paid after his cessation of employment with the company. As a result of this election, Mr. Cope’s direct and indirect holdings of BCE common shares and common share units, excluding stock options, will increase to approximately 776,000.
Call with financial analysts
BCE will hold a conference call for financial analysts to discuss its cash deployment strategy on Friday, December 10 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8018 or toll-free 1-866-223-7781 shortly before the start of the call. A replay will be available for one week by dialing (905) 694-9451 or 1-800-408-3053 and entering pass code 1847157#.
There will also be a live audio webcast of the call available on BCE’s website at:
http://bellwebcasting.ca/audience/index.asp?eventid=18289911.
Caution concerning forward-looking statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2010 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), Bell Canada’s objective of achieving a surplus position in its defined benefit pension plan by the end of 2014, BCE Inc.’s dividend policy, BCE Inc.’s objective to return more cash to shareholders, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at December 10, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after December 10, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Material assumptions
Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2010 contained in this news release, including, but not limited to: (i) growth in Canadian GDP in 2010 based on the estimates of the six major banks in Canada, (ii) consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010, (iii) revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to landline substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution, (iv) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (v) wireless industry penetration growth in 2010 similar to

2009, and (vi) TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.
Operational Assumptions
Our forward-looking statements for 2010 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential NAS line losses steady year over year, (ii) the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans, to continue to moderate demand for communications services and induce firms to migrate from legacy services to new technologies that provide cost effective solutions to their needs, (iii) the November 2009 launch of our new HSPA/HSPA+ network to drive increased smartphone penetration and enhance the opportunity for incremental growth in data usage and increased roaming revenues, (iv) higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues, (v) new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market, (vi) our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base, (vii) Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device lineup and from faster data speeds that are allowing clients to optimize the use of Bell’s services, (viii) significant increase in our points of sale, (ix) diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration, (x) wireless EBITDA margin pressure from new entrant competition and increased subscriber acquisition and retention costs, (xi) wireless ARPU pressure from new entrant competition, (xii) expense savings, contributing to the maintenance of stable EBITDA margins, to be achieved from renegotiating contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network, and (xiii) improved wireline revenues due to revenues from the acquisition of The Source, continued strong growth in Bell’s TV business, and a continued focus on pricing discipline.
Financial Assumptions
Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010 concerning Bell (excluding Bell Aliant) including, but not limited to: (i) Bell’s cash taxes to be approximately $120 million, (ii) Bell’s total net benefit plans cost (pension expense), which is based on a discount rate of 6.4% and a 2009 return on pension plan assets of 15%, to be approximately $130 million, (iii) including the proposed $750 million special contribution to Bell Canada’s defined benefit pension plan, Bell’s retirement benefit plans funding to be approximately $1.25 billion, (iv) Bell’s capital intensity to be less than or equal to 16%, and (v) Bell to continue to invest in fibre deployment to expand its wireline broadband footprint to approximately 3.6 million households by the end of 2010.
Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010, including, but not limited to: (i) restructuring and other charges in the range of $170 million to $220 million, (ii) depreciation and amortization expense slightly lower than 2009, (iii) as a result of the proposed $750 million special contribution to Bell Canada’s defined benefit pension plan, an effective tax rate of approximately 19% or slightly below, and a statutory tax rate of approximately 30.6%, (iv) EPS to be positively impacted by the proposed $750 million special contribution to Bell Canada’s defined benefit pension plan and the repurchase of $500 million of common shares under BCE’s normal course issuer bid announced in December 2009, and (v) the permanent repayment of long-term debt maturing in 2010.
Assumptions Underlying the Objective of Achieving a Pension Surplus
Bell Canada’s objective of achieving a surplus position in its defined benefit pension plan by the end of 2014 assumes a return on plan assets of 10% for 2010 and 7% for 2011 to 2014, a 4.25% discount rate at the end of 2010, and an approximate 100 basis points increase in the discount rate by the end of 2014, and regular annual pension contributions of $400 million from 2011 to 2014. Bell Canada’s ability to make such regular annual pension contributions is in turn subject to the material risks discussed in the next section below.
The foregoing assumptions, although considered reasonable by BCE on December 10, 2010, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.
Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by the forward-looking statements set out in this news release are listed below. Readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back programs and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; the expected timing and completion of the proposed acquisition by BCE of the remaining 85% interest in CTVglobemedia that it does not already own is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals; and loss of key employees.
For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2009 Annual MD&A dated March 11, 2010 (included in the BCE 2009 Annual Report), BCE’s 2010 First Quarter MD&A dated May 5, 2010, BCE’s 2010 Second Quarter MD&A dated August 4, 2010 and BCE’s 2010 Third Quarter MD&A dated November 3, 2010, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.
About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services.
The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bce.ca/mentalhealth. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.
Media inquiries
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Bell Media Relations
514-391-5263
marie-eve.francoeur@bell.ca
Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca